FORESIDE FUND SERVICES, LLC

Three Canal Plaza, Suite 100
Portland, ME 04101

September 22, 2015

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	John Hancock Exchange-Traded Fund Trust

File Nos. 811-22733 and 333-183173

Pre-Effective Amendment No. 3, filed September 15, 2015

Dear Ms. Vroman-Lee:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), Foreside Fund Services, LLC, in its capacity as distributor of John Hancock Exchange-Traded Fund Trust (the “Trust”), hereby joins in the request of John Hancock Exchange-Traded Fund Trust on behalf of its series, John Hancock Multifactor Large Cap ETF, John Hancock Multifactor Mid Cap ETF, John Hancock Multifactor Consumer Discretionary ETF, John Hancock Multifactor Financials ETF, John Hancock Multifactor Healthcare ETF and John Hancock Multifactor Technology ETF, for acceleration of the effective date of the Registration Statement so that such Registration Statement may be declared effective on September 23, 2015 or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

FORESIDE FUND SERVICES, LLC

By: /s/ Mark Fairbanks

Name: Mark Fairbanks

Title:  President